UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 27, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Managers Transactions (Hammaren)

•	Managers Transactions (Ihamuotila)

•	Managers Transactions (Mahajan)

Stock exchange release	1 (1)
27 July 2026

Nokia Corporation
Managers’ transactions
27 July 2026 at 13:00 EEST

Nokia Corporation - Managers' transactions (Hammarén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Hammarén, Patrik

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 167528/5/4

Transaction date: 2026-07-24

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1624 Unit price: 8.4420 EUR

(2): Volume: 41669 Unit price: 8.4420 EUR

Aggregated transactions (1):

Volume: 43293 Volume weighted average price: 8.4420 EUR

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
27 July 2026

Nokia Corporation
Managers’ transactions
27 July 2026 at 13:00 EEST

Nokia Corporation - Managers' transactions (Ihamuotila)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Ihamuotila, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 167543/4/6

Transaction date: 2026-07-24

Venue: BEUP

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 24340 Unit price: 8.4449 EUR

Aggregated transactions (1):

Volume: 24340 Volume weighted average price: 8.4449 EUR

Transaction date: 2026-07-24

Venue: CEUD

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 4506 Unit price: 8.4444 EUR

Aggregated transactions (1):

Volume: 4506 Volume weighted average price: 8.4444 EUR

Transaction date: 2026-07-24

Venue: CEUX

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

www.nokia.com

Stock exchange release	1 (2)
27 July 2026

Transaction details

(1): Volume: 4854 Unit price: 8.4612 EUR

Aggregated transactions (1):

Volume: 4854 Volume weighted average price: 8.4612 EUR

Transaction date: 2026-07-24

Venue: SGMV

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 9342 Unit price: 8.4520 EUR

Aggregated transactions (1):

Volume: 9342 Volume weighted average price: 8.4520 EUR

Transaction date: 2026-07-24

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 16958 Unit price: 8.4625 EUR

Aggregated transactions (1):

Volume: 16958 Volume weighted average price: 8.4625 EUR

Total aggregated transactions

Volume: 60 000 Volume weighted average price: 8.4522 EUR

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
27 July 2026

Nokia Corporation
Managers’ transactions
27 July 2026 at 13:00 EEST

Nokia Corporation - Managers' transactions (Mahajan)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Mahajan, Pallavi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 167575/4/4

Transaction date: 2026-07-24

Venue: XNYS

Instrument type: SHARE

ISIN: US6549022043

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 62000 Unit price: 9.5500 USD

Aggregated transactions

(1): Volume: 62000 Volume weighted average price: 9.5500 USD

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026 Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal